Mail Stop 0407


									August 2, 2005
Via U.S. Mail and Fax c/o Kevin Leung, Esq. (310-208-1154)
Mr. Yau-Sing Tang
President and Chief Financial Officer
China Cable and Communications, Inc.
22 Bei Xin Cun Hou Street, Xiang Shan, Haidian District
Beijing 100093, the People`s Republic of China

	RE:	China Cable and Communications, Inc.
      Form 10-KSB for the fiscal year ended December 31, 2004
		Filed May 16, 2005


Dear Mr. Yau-Sing Tang:

      We have reviewed your supplemental response letter dated
June
22, 2005 as well as the above referenced filings and have the following comments. As noted in our comment letter dated June 10, 1005, we have limited our review to only the issues addressed in our letter and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

	Form 10-KSB for the fiscal year ended December 31, 2004

	Summary of Significant Accounting Policies
	General, page F-9

1. We note your response to our prior comment number 4. As defined in Rule 4-08(e)(3) of Regulation S-X, restricted net assets include that amount of the registrant`s proportionate share of net assets reflected in the balance sheet of its consolidated and unconsolidated subsidiaries which may not be transferred to the parent company in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party. We note in your response to our prior comment #1 that your expected cash dividend from the Baoding joint venture is contingent upon approval by the State Administration of Foreign Exchange and by the local People`s Republic of China tax bureau, which would appear to meet the definition of a restricted net asset. Please disclose if there are any assets on your consolidated balance sheet that are not transferable to you without the consent of a third party. If so, please comply with the disclosure required by Rule 4-08(e)(3) of Regulation S-X.

Basis of Consolidation, page F-9

2. We note your response to our prior comment number 5. We also note from the risk factors in your Form 10-KSB for the period ended December 31, 2004 that you are dependent on funding through dividend distribution from the joint venture. This dependency is also noted in your response to our prior comment number 1. Exhibit 96-16A(3) of
EITF 96-16 states rights to block customary or expected dividends or other distributions may be substantive participating rights. Please tell us why the control over your primary source of funding would not be considered substantive participating rights.

Impairment, page F-11

3. We note your response to our prior comment #6. Please tell us specifically and provide the quantitative analysis showing how you determined there was no impairment of your long-lived assets given your historical financial results and current going concern status.

Form 10-QSB for the period ended March 31, 2005

Financial Condition, Liquidity, Capital Resources
Plan of Operation, page 26

4. We note your Plan of Operation on page 26 states that you expect to receive a cash dividend from the Baoding joint venture, subject to certain contingencies and on page 27 you state that you will receive the cash dividend. Please amend your Form 10-Q to clarify the status of the cash dividend as of the reporting date.


*    *    *    *

      Please respond to this comment within 10 business days or
tell
us when you will provide us with a response. Please file your response on EDGAR. You may contact Bob Carroll, Staff Accountant, at
(202) 551-3362 or Carlos Pacho, Senior Assistant Chief Accountant,
at
(202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3810 if you have any other questions.

							Sincerely,

							/s/ Kyle Moffatt for

							Larry Spirgel
							Assistant Director


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Mr. Yau-Sing Tang
China Cable and Communications
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE